Exhibit 99.2

TC BIOPHARM (HOLDINGS) PLC

Company number: SC713098

(the “Company”)

PROXY FORM

for use at the annual general meeting of the Company

to be held at Maxim 1, 2 Parklands Way, Holytown, Motherwell, ML1 4WR, United Kingdom

on 29 June 2023 at 15:00 (UK time)

(the “AGM”)

PLEASE READ THE NOTES BELOW BEFORE COMPLETING THIS PROXY FORM IN BLACK INK AND BLOCK CAPITALS

We, being a member of the Company, appoint the Chair of the AGM as our proxy to exercise all or any of our rights to attend, speak and vote on our behalf at the AGM of the Company to be held at the Company’s registered office on 29 June 2023 at 15:00 pm (UK time) and at any adjournment of the AGM.

This proxy form relates to the resolutions to be proposed at the AGM as set out in the notice of AGM dated 7 June 2023 (the “Resolutions”) and reproduced below, and any other business transacted at the AGM and at any adjournment of the AGM.

We direct our proxy to vote on the Resolutions as instructed on this proxy form.

Please give your instructions in respect of the Resolutions by putting the relevant numbers of votes in the appropriate box.

Ordinary Resolutions	Votes For	Votes Against	Votes Abstained	Total Vote Instructions	No Voting Instruction

Resolution 1: Report and accounts To receive the Company’s annual report and audited financial statements for the year ended 31 December 2022.

Resolution 2: Directors’ remuneration report To receive and approve the Directors’ Remuneration Report for the year ended 31 December 2022.

Resolution 3: Directors’ remuneration policy To receive and approve the Directors’ Remuneration Policy.

Resolution 4: Appointment of auditor

To appoint Ecovis Wingrave Yeats LLP as auditor of the Company (“Ecovis”), to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the Company.

Resolution 5: Remuneration of auditor To authorise the Audit Committee to determine the remuneration of the Auditor.

Please complete your details below and sign and date where indicated before returning this form.

Name of member	Address		Signature (and capacity if applicable) (see Notes (3) & (4))	Date
BNY (Nominees) Limited	160 Queen Victoria Street, London, EC4V4LA	By:		2023
		Name:
		Title:

NOTES:

(1)	A member may appoint another person as proxy to exercise all or any of his/her rights to attend, speak and vote at the AGM. A proxy need not be a member of the Company but must attend the meeting to represent you. You may appoint more than one proxy in relation to the AGM, provided that each proxy is appointed to exercise the rights attached to a different share or shares. Your appointment of a proxy will not preclude you from attending and voting in person at the AGM. If you have appointed a proxy and attend the meeting in person and vote, your proxy appointment will automatically be terminated.

(2)	If you wish to appoint the Chair of the AGM as your proxy, please leave these boxes blank. The Chair will be deemed to be your proxy if you sign and return this proxy form without having filled in these boxes. If you wish to appoint a person other than the Chair as your proxy, please (a) delete the words “the Chair of the AGM”; (b) give the full name and address of your chosen proxy; and (c) liaise with your proxy as necessary to ensure that he/she complies with your instructions. You are strongly encouraged to appoint the Chair of the AGM as your proxy.

(3)	If a member is a corporation, this proxy form must be executed under its common seal or signed on its behalf by a duly authorised officer or attorney, who must state the capacity in which he/she signs (e.g. director). If a member is an individual, this proxy form must be signed by him/her or by his/her attorney (stating in the latter case that it is signed in the capacity of attorney).

(4)	In the case of joint holders of shares, only the vote of the senior holder who votes (and any proxies duly appointed by him/her) may be counted by the Company. The senior holder of a share is determined by the order in which the names of the joint holders appear in the Company’s register of members. If joint shareholders purport to appoint different proxies, only the appointment made by the most senior shareholder will count.

(5)	To be effective, this proxy form must be completed, signed and sent (together with any power of attorney or other authority under which an appointment is made or a duly certified copy) to our Company Secretary so as to be received not later than 15:00 (UK time) on 27 June 2023 or, if the meeting is adjourned, not less than 48 hours before the time appointed for holding any adjourned meeting.

(6)	Proxy forms, any power of attorney or other authority under which an appointment is made or a duly certified copy and any notice of termination of the authority of a proxy may be sent by electronic means to the electronic address specified in Note (5) and will not be validly received by the Company if they are sent to any other electronic address. Only proxy forms and other documents and information of the specified type will be validly received at that address.

(7)	No electronic address set out in the notice of AGM, this proxy form or any other document relating to the AGM may be used to send information or documents to the Company, including documents or information relating to proceedings at the AGM, except as provided in Note (5). Any electronic communication received by the Company that is found to contain any virus will not be accepted.

(8)	If more than one proxy appointment is returned in respect of the same holding of shares, the proxy appointment received last by electronic means to the electronic addresses specified in Note (5) before the latest time for the receipt of proxies will take precedence.

(9)	If you wish to revoke an appointment you make under this proxy form, you may do so by delivering a notice in writing, to arrive before the start of the AGM (or any adjourned AGM) to which it relates by electronic means to the electronic addresses specified in Note (5).